SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 12b-25

                        COMMISSION FILE NUMBER 001-33207




                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K   [_] Form 20-F     [_] Form 11-K       [_]Form 10-Q
             [_] Form 10-D   [_] Form N-SAR    [_] Form N-CSR

       For Period Ended:  December 31, 2011

                         [_] Transition Report on Form 10-K

                         [_] Transition Report on Form 20-F

                         [_] Transition Report on Form 11-K

                         [_] Transition Report on Form 10-Q

                         [_] Transition Report on Form N-SAR

       For the Transition Period Ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

                                     PART I
                             REGISTRANT INFORMATION

                          Universal Power Group, Inc.
                          ---------------------------
                            Full Name of Registrant

                           _________________________
                           Former Name if Applicable

                               1720 Hayden Drive
           ---------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                            Carrollton, Texas 75006
                            ------------------------
                            City, State and Zip Code



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                                    PART II
                            RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K or Form N-SAR, or portion thereof
 [X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The filing of the registrant's Annual Report on form 10-K for the year ended December 31, 2011 has been delayed because the compilation, dissemination and review of the information required to be presented in the Form 10-K has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant believes that the Annual Report on Form 10-K for such period will be available for filing on or before April 16, 2012.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Ian Edmonds                 469                   892-1122
          ----------------------------------------------------------------------
                (Name)               (Area Code)          (Telephone Number)

(2)   Have all other periodic reports required under Section 13   [X] Yes [_]No
      or 15(d) of the Securities Exchange Act of 1934 or Section
      30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
      If the answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of [X] Yes [_]No operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


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



If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The registrant anticipates that its results of operations will be reported on its Annual Report on form 10-K for the year ended December 31, 2011 as follows: (i) in 2011,net revenues was approximately $89 million, compared to approximately $107 million in 2010; (ii) in 2011, the net income attributable to the registrant was approximately $0.2 million, compared to approximately $2.8 million in 2010; and (iii) in 2011, the net income per share, basic and diluted, was approximately $0.04, compared to approximately $0.58 in 2010.

                          Universal Power Group, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 30, 2012                               By: /s/ Ian Edmonds
                                                      ---------------------
                                                      Ian Edmonds
                                                      Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).







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